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                               April 8, 2022

       Corey Ashton Walters
       Chief Executive Officer
       Here Collection LLC
       1111 Brickell Ave, 10th Floor
       Miami, FL 33131

                                                        Re: Here Collection LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed March 14,
2022
                                                            File No. 024-11750

       Dear Mr. Walters:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 1 filed March 14, 2022

       General

   1. We note that Here Acquisitions acquired the Largo Property on July 29, 2021, made renovations to the
property, and first listed the property for vacation rental on August 12,
                                                        2021. As it appears
that the Largo Property has rental operations that
                                                        exceed three months,
please tell us how you determined it was unnecessary to provide historical financial
statements for this property. Alternatively, please revise your offering circular to include
such financial statements. Refer to Part F/S of Form 1-A for financial statements
requirements.
 Corey Ashton Walters
FirstName   LastNameCorey Ashton Walters
Here Collection  LLC
Comapany
April       NameHere Collection LLC
       8, 2022
April 28, 2022 Page 2
Page
FirstName LastName
2. Please tell us how you determined it was unnecessary to present pro forma financial information for the expected acquisitions of the Largo property and the Big Bear
         Property. Alternatively, revise your filing to include such information. Reference is made to Rule 8-05 of Regulation S-X.
Summary, page 2

3. Please revise the narrative disclosure accompanying the organizational chart to explain the timing, mechanics, sourcing and costs of properties to be held by each Series. In this regard, we note the statement on page 2 that "owners of a Series Interest in a Series will only have assets, liabilities, profits and losses pertaining to the specific Underlying Assets owned by that Series." Please reconcile with what appear to be significant qualifications, such as (1) the provision in Section 5 of the Property Management Agreement that the
         Series will indemnify the manager and (2) the statement on page 5 that certain fees, costs and expenses incurred by the company will be borne by the several Series and that "a
         Series may bear a proportion of the fees, costs and expenses for a service or product for which another Series received a disproportionately high benefit." With respect to the costs, please include a summary of all fees to be reimbursed or paid to the manager and others, including the Sourcing Fee, Property Management Fee, $25,000 and other fees to
         Dalmore, etc. Explain how the Sourcing Fee and other amounts paid to related parties are calculated, including any markups, and the extent to which costs and fees may be higher than available from unaffiliated third parties.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or James Lopez at 202-551-
3536 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Heidi Mortensen